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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No.1)

TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ANORMED INC.
(Name Of Subject Company (Issuer))

GENZYME CORPORATION
DEMATAL CORP.
(Names of Filing Persons (Offerors))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

035910108
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$379,619,854.65	$40,619.32

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 44,399,983 outstanding common shares, no par value, of AnorMED Inc. for the expected consideration in the tender offer of $8.55 per share. Such number of outstanding shares represents the total of 41,660,411 common shares outstanding as of August 28, 2006 and 2,739,572 common shares subject to options as of August 28, 2006 (in each case, as reported in AnorMED Inc.'s press release filed on Form 6-K on August 28, 2006).

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.0107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,619.32
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	September 1, 2006

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2006 (the "Schedule TO") relating to a tender offer by Dematal Corp, a Nova Scotia unlimited company (the "Offeror") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Parent"), to purchase all the outstanding common shares, no par value, (the "Shares"), of AnorMED Inc., a Canadian corporation (the "Company"), at a purchase price of $8.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated September 1, 2006 (the "Offer to Purchase" and the "Circular," respectively, and together, the "Offer to Purchase and Circular") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, constitute the "Offer").

ITEM 4.    TERMS OF THE TRANSACTION; ITEM 6. PURPOSES OF THE TRANSACTION

        The fourth paragraph of Section 3 of the Offer to Purchase, "Manner of Acceptance — General" (found at page 12 of the Offer to Purchase), is deleted and replaced by the following:

          All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any AnorMED Shares deposited pursuant to the Offer will be determined by the Offeror. The Offeror reserves the right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defects or irregularities in any deposit of any AnorMED Shares. There shall be no duty or obligation on the Offeror, the Depositary, the U.S. Forwarding Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

        The last paragraph of Section 6 of the Offer to Purchase, "Withdrawal of Deposited AnorMED Shares" (found at page 22 of the Offer to Purchase), is deleted and replaced by the following:

          All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror. None of the Offeror, the Depositary, the U.S. Forwarding Agent or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

        The paragraph with the heading "Margin Requirements" of Section 14 of the Circular, "Effect of the Offer on the Market for Securities; Public Disclosure by AnorMED; Exchange Act Registration; Margin Requirements" (found at page 39 of the Circular), is deleted and replaced by the following:

          The AnorMED Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Board of Governors of the Federal Reserve System and therefore could no longer be used as collateral for loans made by brokers.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Section 3 of the Circular, "Background to the Offer" (found at page 31 of the Circular) is amended to add the following:

          On September 26, 2006, AnorMED announced that its board of directors entered into a support agreement with respect to a planned tender offer by a wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. ("Millennium") for all of the issued and outstanding AnorMED Shares including all AnorMED Shares issuable on the exercise of outstanding options, for U.S. $12.00 per AnorMED Share in cash.

          On September 29, 2006, the Offeror sent a letter to AnorMED proposing a potential increase in the Offer price from US$8.55 per AnorMED Share in cash to a price in excess of US$12.00 per AnorMED Share, subject to satisfactory completion of a due diligence review of AnorMED's material non-public information. AnorMED's board of directors determined that the Offeror's proposal could reasonably be expected to lead to a superior proposal for the purposes of AnorMED's support agreement with Millennium. This determination allowed AnorMED to respond to the Offeror's request to obtain access to AnorMED's data room and management.

          On October 4, 2006, Genzyme, the Offeror and AnorMED entered into a confidentiality agreement allowing Genzyme and the Offeror access to AnorMED's data room and management. The confidentiality agreement can be found as Exhibit (e)(1) to Amendment No. 11 to AnorMED's Solicitation/Recommendation statement on Schedule 14D-9, filed on October 5, 2006, and incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION

        Conditions (d), (f), (g), (i), (j), (l), (m) and (o) to the Original Offer set out in Section 4 of the Offer to Purchase, "Conditions of the Offer" (found at pages 15 to 18 of the Offer to Purchase), are deleted and replaced by the following:

  (d)
  the Offeror shall have determined in its reasonable judgment that (A) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or department or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, whether or not having the force of law, and (B) no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed by or before any governmental agency or department or other regulatory authority or administrative agency or commission, enacted, promulgated, amended or applied:

  (i)
  to cease trade, enjoin, prohibit, delay or impose material limitations or conditions on or make materially more costly the purchase by or the sale to the Offeror of the AnorMED Shares or the right of the Offeror to own or exercise full rights of ownership of the AnorMED Shares or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (ii)
  which, if the Offer was consummated, could in the Offeror's reasonable judgment, adversely affect the Offeror or its affiliates considered individually or on a consolidated basis, or, whether or not the Offer was consummated, AnorMED or its subsidiaries considered individually or on a consolidated basis;

  (iii)
  which challenges or would prevent or make uncertain the ability of the Offeror or its affiliates to effect a Compulsory Acquisition or Subsequent Acquisition Transaction; or

  (iv)
  which requires divestiture by the Offeror of any AnorMED Shares;

  (f)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been generally disclosed or the Offeror shall not otherwise have discovered) since the date of the Offer to Purchase any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, financial condition, prospects for commercializing Mozobil on a timeline materially consistent with AnorMED's public disclosure on the subject made prior to September 1, 2006, results of operations, cash flows, properties, articles, by-laws, licences, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding or pending litigation or litigation threatened in writing or otherwise), whether contractual or otherwise, of AnorMED or its subsidiaries which is or may be adverse to AnorMED or any of its subsidiaries or the value of the AnorMED Shares to the Offeror;

  (g)
  the Offeror shall have determined in its reasonable judgment that no property right, franchise or license of AnorMED or any of its subsidiaries or the Offeror or any of its affiliates has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened in writing to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for AnorMED Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, or otherwise;

  (i)
  there will not have occurred any actual change to the Tax Act or any proposal by or before the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act that, in the reasonable judgment of the Offeror has or may have adverse significance with respect to the current or anticipated business or operations of any of Genzyme or AnorMED or their respective affiliates or with respect to the regulatory regime applicable to their respective businesses and operations, with respect to any potential integration of AnorMED and its subsidiaries with Genzyme or its affiliates or any reorganization of AnorMED or Genzyme or their respective affiliates in connection with any such potential integration, or with respect to completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (j)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, action, government regulation, inquiry or other occurrence of any nature whatsoever which adversely affects or involves, or may adversely affect or involve, the general economic, financial, currency exchange, securities or biotechnology and biopharmaceutical industries in Canada or elsewhere, or the financial condition, business, operations, assets or affairs of AnorMED or any of its subsidiaries or AnorMED's prospects for commercializing Mozobil on a timeline materially consistent with AnorMED's public disclosure on the subject made prior to September 1, 2006, or which makes it inadvisable for the Offeror to proceed with the Offer or taking up and paying for AnorMED Shares deposited under the Offer;

  (l)
  the Offeror shall have determined in its reasonable judgment that none of AnorMED or any third party has taken or proposed in writing to take any action or has failed to take any action, or disclosed a previously undisclosed action, which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for the AnorMED Shares under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of AnorMED (other than any such sale, disposition or other dealing between AnorMED and any wholly-owned subsidiary of AnorMED), any issuance of securities (other than the exercise of currently vested stock options) or options to purchase securities, the payment of any dividends or other distributions or payments, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by AnorMED, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving AnorMED or any capital expenditure by AnorMED or any of its entities not in the ordinary course of business and consistent with past practice, entering into, modifying or terminating any agreement or arrangement with any directors, senior officers or employees except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice, instituting, cancelling or modifying of any pension plan or other employee benefit arrangement, any material change to its articles of incorporation or by-laws, altering material terms of any of its material agreements or licenses, incurring any debt outside of the ordinary course of business consistent with past practice or any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to AnorMED, or any agreement to engage in any of the foregoing;

  (m)
  no person, entity or "group" (within the meaning of Section 13(d)-(3) of the Exchange Act) shall have acquired or proposed in writing to acquire beneficial ownership of more than 5% of any class or series of AnorMED's equity securities (including without limitation AnorMED Shares) through the acquisition of shares, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of AnorMED's equity securities (including without limitation AnorMED Shares) other than the acquisition for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the SEC on the date of the Offer, and no such person, entity or group, which before the date of the Offer had filed such a Schedule with the SEC, shall have acquired or proposed in writing to acquire, through the acquisition of shares, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of AnorMED's equity securities (including without limitation the AnorMED Shares);

  (o)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of AnorMED with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or in any document so filed or released by AnorMED to the public which the Offeror shall have determined in its reasonable judgment is adverse or makes it inadvisable for the Offeror to proceed with the Offer, or the taking up and paying for AnorMED Shares deposited under the Offer;

        The second to last paragraph of Section 4 of the Offer to Purchase, "Conditions of the Offer" (found on page 18 of the Offer to Purchase), is deleted and replaced by the following:

          The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time.

        Section 8 of the Offer to Purchase, "Return of Deposited AnorMED Shares" (found at page 23 of the Offer to Purchase), is deleted and replaced by the following:

  8.
  Return of Deposited AnorMED Shares

          If any deposited AnorMED Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more AnorMED Shares than are deposited, certificates for unpurchased AnorMED Shares will be returned at the Offeror's expense promptly after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either (i) sending new certificates representing AnorMED Shares not purchased or by returning the deposited certificates (and other relevant documents) by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of AnorMED or (ii) in the case of AnorMED Shares deposited by book-entry transfer into the Depositary's account at CDS or DTC, as applicable, pursuant to the procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Book-Entry Transfer", such AnorMED Shares will be credited to the depositing holder's account maintained with CDS or DTC, as applicable.

        The fifth paragraph of Section 13 of the Offer to Purchase, "Other Terms of the Offer" (found at page 26 of the Offer to Purchase), is deleted and replaced by the following:

          The Offeror shall determine all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of AnorMED Shares.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        On October 6, 2006, the Offeror extended the Offer until 12:01 a.m. (Vancouver time) on October 23, 2006, unless further extended. The full text of the press release issued by the Parent on October 6, 2006 announcing the extension of the Offer is filed as Exhibit (a)(8) hereto and is incorporated by reference. The depositary for the Offer has advised the Parent and the Offeror that, as of 9:00 a.m., New York City time, on October 6, 2006, approximately 2,545 Shares had been tendered and not withdrawn from the Offer.

ITEM 12.    EXHIBITS

        See Exhibit Index immediately following the signature page.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION

Dated: October 6, 2006	By:	/s/ PETER WIRTH Name: Peter Wirth Title: Executive Vice President

DEMATAL CORP.

Dated: October 6, 2006	By:	/s/ GEORGES GEMAYEL Name: Georges Gemayel Title: Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase for Cash and Circular dated September 1, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.*
(a)(7)	Summary Advertisement published in the Wall Street Journal, the Globe and Mail and La Presse on September 1, 2006.*
(a)(8)	Press Release issued by Genzyme Corporation dated October 6, 2006.
(b)	None.
(d)(1)	Confidentiality Agreement dated October 4, 2006 among Genzyme Corporation, Dematal Corp. and AnorMED Inc. (incorporated by reference from Exhibit (e)(1) to Amendment No. 11 to AnorMED's Solicitation/Recommendation statement on Schedule 14D-9, filed on October 5, 2006)*
(g)	None.
(h)	Opinion of Osler, Hoskin & Harcourt LLP (incorporated by reference from Offer to Purchase and Circular filed herewith as Exhibit (a)(1) under the heading "Certain Canadian Federal Income Tax Considerations").*

*    Previously filed.

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SIGNATURES
EXHIBIT INDEX